Form 10-K, Exhibit 13
period 1996-12-31
THERMADYNE HOLDINGS CORP /DE
filed 1997-03-28
CIK 850660

                                                                    EXHIBIT 13.1


                PORTIONS OF 1996 ANNUAL REPORT TO SHAREHOLDERS


SELECTED FINANCIAL DATA FROM CONTINUING OPERATIONS(1)
--------------------------------------------------------------------------------

As of or for the periods ended December 31, except as noted.

============================================================================================================================
  (IN MILLIONS, EXCEPT PER SHARE AND STOCK DATA)     1996               1995            1994(2)         1993         1992
============================================================================================================================
Operating results data:
   Net sales                                   $        439.7     $        316.8    $        258.1     $  248.3      $ 243.2
   Cost of goods sold                                   259.8              176.0             141.1        132.2        134.5
   Selling, general and administrative                   95.9               74.7              60.0         57.8         56.7
   Amortization of goodwill                              83.0               92.9              83.9          4.5         17.1
   Amortization of intangibles(3)                        12.4               48.4              10.7          8.7          4.9
   Net periodic postretirement benefits                   2.7                2.1               2.1          3.6         (1.4)
----------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                     $        (14.1)    $        (77.3)   $        (39.7)    $   41.5      $  31.4
   Loss from continuing operations(4)          $        (62.9)    $       (131.8)   $        (85.1)    $  (53.4)     $ (45.6)
Per share data:(5)
   Loss per share from continuing operations   $        (5.83)    $       (12.97)   $        (8.51)          --           --
Financial position data:
   Total assets                                $        353.4     $        416.4    $        627.8     $  517.5      $ 526.2
   Long-term obligations, including
      current portion                          $        421.3     $        456.5    $        497.7     $693.3(6)     $ 681.1
Other data:
   EBITDA(7)                                   $         95.7     $         74.6    $         62.7     $   63.8      $  58.7
   Operating cash flow(8)                      $         21.5     $         31.2    $          5.4     $   36.6      $   4.3
   Interest expense                            $         45.7     $         41.3    $         39.1     $   66.9      $  67.6
   Depreciation                                $         11.7     $          8.5    $          5.7     $    5.6      $   6.6
Stock data:(9)
   Stock closing price range:
     First quarter                             $19 1/4-16 1/8     $15 1/4-11 3/8                --           --           --
     Second quarter                            $25    -18 5/8     $15    -12 3/4    $13 3/4-11 3/4           --           --
     Third quarter                             $22 1/4-20 3/8     $19 1/4-14 3/8    $12 1/4-10               --           --
     Fourth quarter                            $28 1/2-19         $18 1/8-15 1/8    $12 3/4-11 1/4           --           --


(1) The Company has announced plans to sell its wear resistance business and in late 1995 announced its plans to sell its gas containment and floor maintenance businesses. These are accounted for as discontinued operations in the accompanying consolidated financial statements.

(2) Represents the 11-month period from February 1, 1994, the effective date of the Company's comprehensive financial restructuring (the "Restructuring"), through December 31, 1994 (see Note 2 to the consolidated financial statements).

(3) Includes $33.0 million in 1995 related to the writedown of intangible assets in accordance with Financial Accounting Standards Board Statement No. 121.

(4) During 1993, nonrecurring charges of $18.9 million were recorded resulting from writing off unamortized debt discount and deferred financing costs and other costs related to the Restructuring.

(5) Per share amounts for periods prior to the Restructuring are not meaningful and, therefore, not presented.

(6)    Includes liabilities subject to compromise of $466.2 million.

(7) Earnings before interest, income taxes, depreciation and amortization ("EBITDA") is a key financial measure but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). EBITDA is also one of the financial measures by which the Company's covenants are calculated under its debt agreements.

(8) The difference between operating cash flow and EBITDA primarily relates to interest, taxes and changes in operating assets and liabilities.

(9) The Company's common stock began trading on The Nasdaq Stock Market on May 13, 1994. Shareholders of record numbered approximately 1,700 as of February 28, 1997. Payment of dividends is restricted by the Company's credit agreement and none have been paid to date.


                                               Thermadyne 1996 Annual Report 17

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Included in the following discussions are comparisons of earnings before interest, taxes, depreciation, amortization, reorganization and restructuring costs, and extraordinary items ("EBITDA"). The Company believes that EBITDA is a useful supplement to net earnings (loss) and other consolidated income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures, but should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles). EBITDA is also one of the financial measures by which the Company's covenants are calculated under its debt agreements.

RESULTS OF OPERATIONS

1996 COMPARED TO 1995

NET SALES Net sales from continuing operations were $439.7 million for the year ended December 31, 1996, representing an increase of $123.0 million, or 38.8%, over comparable net sales for the year ended December 31, 1995. This increase includes $100.2 mil- lion related to CIGWELD, which was acquired effective February 1, 1996. Excluding the effects of CIGWELD, net sales from continuing operations increased $22.8 million, or 7.2%, over 1995. This growth was realized over all of the Company's key product lines and was the result of emphasis on new product development, sales force expansion and increasing the Company's international presence. The Company's overall sales increase came from domestic growth of 7.5% and an increase in international business of 154.4% including the effects of CIGWELD. Sales have increased in all the Company's major international markets, particularly Asia and Latin America which are two of the key geographic areas the Company has targeted for growth.

COSTS AND EXPENSES Cost of goods sold from continuing operations for the year ended December 31, 1996, was 59.1% of sales, which compares to 55.5% of sales for the year ended December 31, 1995. This increase in percent of sales was expected upon completion of the acquisition of CIGWELD as the average gross margin on CIGWELD products is lower than the Company's existing businesses' blended margin. Excluding the effect of CIGWELD, cost of goods sold would have been 54.6% of sales with the improvement over 1995 due primarily to a more favorable sales mix. Selling, general and administrative expenses from continuing operations increased $21.2 million, or 28.4%, to $95.9 million for the year ended December 31, 1996. The acquisition of CIGWELD accounts for $17.2 million of this increase. As a percentage of sales, selling, general and administrative expenses were 21.8% for the 12 months ended December 31, 1996, compared to 23.6% for the 12 months ended December 31, 1995.

Amortization of other intangibles has decreased from 1995 due to the early adoption of Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," during the fourth quarter of 1995, which resulted in a writedown of those assets of approximately $33.0 million (see discussion below).

Interest expense increased $4.4 million to $45.7 million for the year ended December 31, 1996, from $41.3 million for the year ended December 31, 1995. This increase results primarily from debt incurred in the acquisition of CIGWELD.

A tax benefit of $0.5 million was reported for the year ended December 31, 1996, compared to tax expense of $8.5 million reported for the year ended December 31, 1995. In the fourth quarter of 1996, the Company re-evaluated the realizability of its net deferred tax asset, and consequently, recorded a $13.8 million reduction in income tax expense.

EBITDA EBITDA from continuing operations was $95.7 million for the 12 months ended December 31, 1996, compared to $74.6 million for the 12 months ended December 31, 1995. As a percentage of sales, EBITDA was 21.8% for the year ended December 31, 1996, compared to 23.6% for 1995.


18 Thermadyne 1996 Annual Report

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Excluding CIGWELD, the EBITDA percentage for 1996 would have been 24.8%.

DISCONTINUED OPERATIONS Excluding the effects of accounting for the wear resistance businessas discontinued operations, net sales and EBITDA for the 12 months ended December 31, 1996, were $546.1 million and $110.5 million, respectively, increases of 31.9% and 24.4%, respectively, over the 12 months ended December 31, 1995.

1995 COMPARED TO 1994

In connection with the Restructuring completed on February 1, 1994, the Company adopted Fresh-Start accounting whereby assets and liabilities were adjusted to reflect their estimated fair values. As a result of the foregoing, the Company's operating results subsequent to that date, as presented in the consolidated financial statements, are not comparable to prior periods. To facilitate a meaningful comparison of the Company's operating results for the years ended December 31, 1995 and 1994, the consolidated results of operations for the one-month period ended January 31, 1994, and the 11-month period ended December 31, 1994, have been combined to provide a traditional 12-month basis for both years. Consequently, the information discussed below does not reflect the periods in the year ended December 31, 1994, as they were presented in the Consolidated Statements of Operations.

NET SALES Net sales from continuing operations for the year ended December 31, 1995, were $316.8 million, an increase of $40.0 million, or 14.5%, from net sales of $276.8 million for the year ended December 31, 1994. Domestic and international sales increased 13.7% and 17.4%, respectively. Strong demand in most of the Company's key international markets, new product introductions, expanded sales forces and penetration of related markets all were factors in the sales increase.

COSTS AND EXPENSES Cost of goods sold from continuing operations as a percentage of sales increased to 55.5% for the year ended December 31, 1995 from 54.8% for the year ended December 31, 1994. Increased raw material costs for many base metals used in manufacturing and a less favorable product mix as the result of new product introductions, the penetration of related markets and the increase in international sales all contributed to the reduced gross margin percentage. Selling, general and administrative expenses from continuing operations were $74.7 million for the twelve months of 1995, an increase of 14.5% from the $65.2 million for the twelve months of 1994. As a percentage of sales, selling, general and administrative expenses from continuing operations was 23.6% in both 1995 and 1994.

Amortization of intangible assets increased in 1995 over 1994 primarily as a result of a revaluation of these assets performed in the fourth quarter of 1995 which resulted in a write down of $33.0 million.

Interest expense from continuing operations for the twelve months ended December 31, 1995 was $41.3 million compared to $42.2 million for the twelve months ended December 31, 1994. Lower overall debt levels were partially offset by rising interest rates experienced on the Company's variable rate debt in 1995.

Income tax expense increased in 1995 as the Company incurred federal income taxes for the first time since its inception in 1987. The Company incurred no federal income tax in 1994 as a result of the tax treatment of certain expenses related to the Restructuring.

EBITDA EBITDA from continuing operations for the year ended December 31, 1995 was $74.6 million, compared to $65.9 million for the year ended December 31, 1994, an increase of $8.7 million, or 13.2%. As a percentage of sales EBITDA for 1995 was 23.6% compared to 23.8% for the year ended December 31, 1994.

DISCONTINUED OPERATIONS Excluding the effects of accounting for the wear resistance, floor maintenance and cylinder businesses as discontinued operations, net sales for the year ended December 31, 1995 were $576.6 million compared to net sales for the year ended December 31, 1994 of $510.3 million, and EBITDA was $104.5 million for the twelve months ended


                                               Thermadyne 1996 Annual Report 19

Management's Discussion and Analysis of Financial Condition and
Results of Operations

December 31, 1995 compared to $95.2 million for 1994.

CHANGE IN ACCOUNTING PRINCIPLE In the fourth quarter of 1995, the Company early adopted Financial Accounting Standards Board Statement No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and consequently revalued amounts capitalized for customer and distributor relationships and for patented and unpatented technology given recent fundamental changes in its core businesses. Based on this revaluation, the Company determined that assets with a carrying amount of $67.9 million were impaired and wrote them down by $33.0 million to their estimated fair value. Fair value was based on the estimated future cash flows to be generated by these assets discounted at a market rate of interest. The writedown is included in the amortization of other intangibles line item on the Consolidated Statements of Operations.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL AND CASH FLOWS Cash provided by operating activities was $21.5 million for the year ended December 31, 1996 compared to $31.2 million for the year ended December 31, 1995. This decrease in cash provided by operating activities is the result of a net increase in operating assets and liabilities in 1996 compared to 1995 of $11.2 million partially offset by an increase in earnings (adjusted for non cash expenses) of $1.4 million in 1996 over 1995. Net cash provided by investing activities in 1996 was $18.7 million compared to a net use of $15.7 million in 1995. The difference is primarily the result of the proceeds from the sale of discontinued operations of $112.4 million offset by an increase in cash used for acquisitions of $70.6 million in 1996. In addition, cash used for capital expenditures increased $4.3 million and other assets used an additional $4.3 million in 1996. Net cash used in financing activities increased to $40.6 million in 1996 from $20.9 million in 1995. The accounts receivable securitization program used $10.7 million more in cash in 1996 over 1995 due to the sale of discontinued operations, and consequently, their removal from the program. The net repayment of long-term obligations was $4.8 million higher in 1996 and cash used for financing fees was $3.7 million higher in 1996 primarily due to the amendment and restatement of the Company's domestic credit agreement.

CAPITAL EXPENDITURES The Company had $11.4 million of capital expenditures related to continuing operations in 1996. The Company's credit agreement contains restrictions on the Company's ability to make capital expenditures. Based on present estimates, management believes that the amount of capital expenditures permitted to be made under the credit agreement will be adequate to maintain the properties and businesses of the Company's continuing operations.

LIQUIDITY   In June of 1996 the Company amended and restated its domestic credit agreement to a $2.5 revolving credit and letters of credit facility with a consortium of 22 banks. The term of the agreement is five years and the banks' commitment reduces by $25.0 at the end of year three and by an additional $75.0 at the end of year four. This amendment greatly improves the Company's financial flexibility.

The major uses of cash in 1997 are expected to be for debt service requirements of approximately $4.2 million in mandatory principal payments and approximately $47.0 million in interest payments, capital expenditures of approximately $14.0 million and tax payments of approximately $17.0 million. Management believes that cash from operating activities, together with available borrowings under its revolving credit facility, if necessary, will be sufficient to permit the Company to meet these financial obligations.

The Company will continue from time to time to explore additional auxiliary financing methods and other means to lower its cost of capital which could include stock issuances or debt financing and the application of the proceeds therefrom to the payment of bank debt, or the purchase of senior or senior subordinated notes.


20 Thermadyne 1996 Annual Report

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                                                   December 31,       December 31,
--------------------------------------------------------------------------------------------------
  (IN THOUSANDS, EXCEPT SHARE DATA)                                   1996                1995
==================================================================================================
ASSETS
Current assets:

      Cash and cash equivalents                                    $   1,420           $   1,838
      Accounts receivable, less allowance for doubtful
           accounts of $1,649 and $1,888, respectively                54,286              48,136
      Inventories                                                     79,542              66,781
      Prepaid expenses and other                                       9,763               8,247
      Net assets of discontinued operations                           29,455              72,829
------------------------------------------------------------------------------------------------
         Total current assets                                        174,466             197,831
Property, plant and equipment, at cost, net                           75,624              58,451
Deferred financing costs, net                                          7,508              10,600
Intangibles, at cost, net                                             62,645             148,228
Deferred income taxes                                                 23,206                  --
Other assets                                                           9,956               1,256
------------------------------------------------------------------------------------------------
         Total assets                                              $ 353,405           $ 416,366
================================================================================================

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
      Accounts payable                                             $  28,266           $  25,155
      Accrued and other liabilities                                   29,257              21,685
      Accrued interest                                                 6,461               5,705
      Income taxes payable                                             7,948               2,456
      Deferred income taxes                                            1,324                  --
      Current maturities of long-term obligations                      4,205              17,663
------------------------------------------------------------------------------------------------
         Total current liabilities                                    77,461              72,664
Long-term obligations, less current maturities                       417,135             438,848
Other long-term liabilities                                           44,078              37,100
Shareholders' equity (deficit):
      Common stock, $.01 par value, 25,000,000 shares
            authorized, 11,020,311 and 10,705,765 shares
            issued and outstanding, at December 31, 1996
            and 1995, respectively                                       110                 107
      Additional paid-in capital                                     143,237             138,583
      Accumulated deficit                                           (333,465)           (269,828)
      Foreign currency translation                                     4,849              (1,108)
------------------------------------------------------------------------------------------------
         Total shareholders' deficit                                (185,269)           (132,246)
------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' deficit               $ 353,405           $ 416,366
================================================================================================

See accompanying Notes to Consolidated Financial Statements.


                                               Thermadyne 1996 Annual Report 21

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
                                                                                              PREDECESSOR
                                                              REORGANIZED COMPANY                 COMPANY
----------------------------------------------------------------------------------------------------------
                                                                                   11 MONTHS    ONE MONTH
                                                     YEAR ENDED      YEAR ENDED        ENDED        ENDED
                                                     DECEMBER 31,   DECEMBER 31,  DECEMBER 31, JANUARY 31,
----------------------------------------------------------------------------------------------------------
  (IN THOUSANDS, EXCEPT SHARE DATA)                       1996           1995         1994         1994
==========================================================================================================
Net sales                                            $   439,744    $   316,778   $   258,109  $   18,663
Operating expenses:
   Cost of goods sold                                    259,835        175,945       141,088      10,527
   Selling, general and administrative expenses           95,907         74,681        60,016       5,227
   Amortization of goodwill                               83,033         92,931        83,889         456
   Amortization of other intangibles                      12,377         48,401        10,731         305
   Net periodic postretirement benefits                    2,731          2,124         2,047         145
----------------------------------------------------------------------------------------------------------
Operating income (loss)                                  (14,139)       (77,304)      (39,662)      2,003
Other income (expense):
   Interest expense                                      (45,655)       (41,269)      (39,124)     (3,055)
   Amortization of deferred financing costs               (2,711)        (4,860)       (4,207)     (1,262)
   Other                                                    (968)           103         2,188        (616)
----------------------------------------------------------------------------------------------------------
Loss from continuing operations before income taxes
   and extraordinary item                                (63,473)      (123,330)      (80,805)     (2,930)
Income tax provision (benefit)                              (534)         8,518         4,287         (58)
----------------------------------------------------------------------------------------------------------
Loss from continuing operations before
   extraordinary item                                    (62,939)      (131,848)      (85,092)     (2,872)
Discontinued operations:
   Gain on sale of discontinued operations, net of
   income taxes of $14,732                                 8,480             --            --          --
   Losses from discontinued operations, net
     of income taxes                                      (5,463)       (28,952)      (23,936)       (157)
----------------------------------------------------------------------------------------------------------
Loss before extraordinary item                           (59,922)      (160,800)     (109,028)     (3,029)
Extraordinary item - (loss) gain on early
   extinguishment of long-term debt,
   net  of income tax benefit
   of $2,001 and $0, respectively                         (3,715)            --            --      83,753
----------------------------------------------------------------------------------------------------------
Net income (loss)                                    $   (63,637)   $  (160,800)  $  (109,028) $  $80,724
==========================================================================================================

Per share amounts:
   Loss from continuing operations                   $     (5.83)   $    (12.97)  $     (8.51)
   Loss before extraordinary item                    $     (5.55)   $    (15.81)  $    (10.90)
   Net loss                                          $     (5.89)   $    (15.81)  $    (10.90)
Weighted-average shares outstanding                   10,797,261     10,168,817    10,000,000
=============================================================================================

See accompanying Notes to Consolidated Financial Statements.


22 Thermadyne 1996 Annual Report

Consolidated Statements of Shareholders' Equity
(Deficit)
-------------------------------------------------------------------------------
For the year ended December 31, 1996, the year ended December 31, 1995, the 11 months ended December 31, 1994, and the one month ended January 31, 1994.

                                ---------------------------------------------------------------------------------------------------
                                   EXCHANGEABLE
                                    PREFERRED
                                      STOCK
                                -------------------                ADDITIONAL                DISTRIBUTION       FOREIGN
                                                          COMMON      PAID-IN   ACCUMULATED            TO      CURRENCY
                                SENIOR       JUNIOR       STOCK       CAPITAL      DEFICIT   SHAREHOLDERS   TRANSLATION      TOTAL
====================================================================================================================================
  (IN THOUSANDS)
====================================================================================================================================
    January 1, 1994            $    60      $    17      $    24     $ 164,733    $(344,635)   $(121,325)   $  (6,734)   $(307,860)
Net loss                            --           --           --          --         (3,029)        --           --         (3,029)
Foreign currency translation        --           --           --          --           --           --           (338)        (338)
Restructuring                      (60)         (17)          76       (34,833)     242,037         --           --        207,203
Fresh-Start                         --           --           --          --        105,627      121,325        7,072      234,024
-----------------------------------------------------------------------------------------------------------------------------------
    January 31, 1994                --           --          100       129,900         --           --           --        130,000
Net loss                            --           --           --          --       (109,028)        --           --       (109,028)
Foreign currency translation        --           --           --          --           --           --           (350)        (350)
-----------------------------------------------------------------------------------------------------------------------------------
    December 31, 1994               --           --          100       129,900     (109,028)        --           (350)      20,622
Net loss                            --           --           --          --       (160,800)        --           --       (160,800)
Foreign currency translation        --           --           --          --           --           --           (758)        (758)
Exercise of stock options           --           --            5         6,261         --           --           --          6,266
Stock issued under employee
    stock purchase plan             --           --            2         2,422         --           --           --          2,424
-----------------------------------------------------------------------------------------------------------------------------------
    December 31, 1995               --           --          107       138,583     (269,828)        --         (1,108)    (132,246)
Net loss                            --           --           --          --        (63,637)        --           --        (63,637)
Foreign currency translation        --           --           --          --           --           --          5,957        5,957
Exercise of stock options           --           --            2         2,424         --           --           --          2,426
Stock issued under employee
    stock purchase plan             --           --            1         2,230         --           --           --          2,231
-----------------------------------------------------------------------------------------------------------------------------------
    December 31, 1996          $    --      $    --      $   110     $ 143,237    $(333,465)   $    --      $   4,849    $(185,269)
===================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.


                                               Thermadyne 1996 Annual Report 23

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

                                                          ----------------------------------------------------
                                                                                                  PREDECESSOR
                                                                     REORGANIZED COMPANY              COMPANY
                                                          ----------------------------------------------------
                                                                                      11 MONTHS     ONE MONTH
                                                          YEAR ENDED    YEAR ENDED      ENDED           ENDED
                                                          DECEMBER 31,  DECEMBER 31,  DECEMBER 31, JANUARY 31,
==============================================================================================================
  (IN THOUSANDS)                                            1996           1995         1994          1994
==============================================================================================================
Cash flows provided by (used in) operating activities:
    Net income (loss)                                     $ (63,637)   $(160,800)   $(109,028)   $  80,724
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Net periodic postretirement benefits                      2,731        2,206        3,198          250
    Depreciation                                             11,651       10,689       10,523          638
    Amortization of goodwill                                 83,033      102,985      115,689          496
    Amortization of other intangibles                        12,377       48,517       11,489          309
    Amortization of deferred financing costs                  2,711        4,860        4,207        1,262
    Recognition of net operating loss carryforwards           8,534        4,491         --           --
    Deferred income taxes                                   (21,882)        --           --           --
    Noncash charges for discontinued operations              13,949       30,328         --           --
    Gain on sale of discontinued operations                  (8,480)        --           --           --
    Extraordinary item                                        3,715         --           --        (83,753)
    Gain on sale of note                                       --           --         (3,716)        --
Changes in operating assets and liabilities:
    Accounts receivable                                     (10,166)      (5,942)     (16,420)       5,224
    Inventories                                             (10,107)      (7,541)      (7,657)      (2,866)
    Prepaid expenses and other                               (1,957)        (291)        (454)          26
    Accounts payable                                          3,498        2,818          (88)         517
    Accrued and other liabilities                            (4,510)       2,963        2,753       (1,139)
    Accrued interest                                            643         (658)      (4,510)       2,711
    Income taxes payable                                      1,379       (2,363)       3,941         (140)
    Other long-term liabilities                              (2,124)      (2,519)      (4,568)           5
    Discontinued operations                                      97        1,465         --           --
--------------------------------------------------------------------------------------------------------------
      Total adjustments                                      85,092      192,008      114,387      (76,460)
--------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities              21,455       31,208        5,359        4,264
--------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) investing activities:
    Capital expenditures, net                               (11,447)      (7,154)      (8,010)        (454)
    Change in other assets                                   (4,399)         (64)       5,389          (29)
    Acquisitions, net of cash                               (74,011)      (3,370)      (2,141)        --
    Investing activities of discontinued operations          (3,766)      (5,133)        --           --
    Proceeds from sale of discontinued operations           112,359         --           --           --
    Payment for purchase of note                               --           --        (21,302)        --
    Proceeds from redemption of note                           --           --         25,018         --
--------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities    18,736      (15,721)      (1,046)        (483)
--------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) financing activities:
    Change in long-term receivables                            (283)          47        2,278         (265)
    Repayment of long-term obligations                     (150,384)     (26,263)     (63,972)      (2,508)
    Borrowing of long-term obligations                      119,854          505       28,492         --
    Issuance of common stock                                  4,146        7,761         --           --
    Change in accounts receivable securitization             (9,994)         731       31,892         --
    Financing fees                                           (3,855)        (189)      (1,216)      (6,863)
    Financing activities of discontinued operations          (1,732)         (11)        --           --
    Other                                                     1,639       (3,516)      (3,261)        (373)
--------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                 (40,609)     (20,935)      (5,787)     (10,009)
--------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                      (418)      (5,448)      (1,474)      (6,228)
Cash and cash equivalents at beginning of period              1,838        7,286        8,760       14,988
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                $   1,420    $   1,838    $   7,286    $   8,760
==============================================================================================================

See accompanying Notes to Consolidated Financial Statements.

24  Thermadyne 1996 Annual Report

Notes to Consolidated Financial Statements (In thousands, except share data)0


1. THE COMPANY

Thermadyne Holdings Corporation (formerly TDII Company) ("Thermadyne" or "the Company"), a Delaware corporation, is a manufacturer of products and accessories used in connection with cutting and welding metal. Thermadyne's year-end is December 31.

2. RECENT EVENTS

DISCONTINUED OPERATIONS In February 1997, the Company announced its plans to sell its Wear Resistance business. This transaction is expected to close in the second half of 1997. The proceeds from this disposition are expected to exceed the current carrying value, and the net proceeds will be used to reduce debt. The net assets of the Wear Resistance operations have been classified as a current asset on the Consolidated Balance Sheet at December 31, 1996, and their financial results have been reported separately as discontinued operations in the Consolidated Statements of Operations.

Sales from the discontinued business totaled $106,381, $97,122 and $70,360 for the year ended December 31, 1996, the year ended December 31, 1995, and the 11-month period ended December 31, 1994, respectively. Certain expenses have been allocated to discontinued operations including interest expense, which was allocated on a ratio of earnings before interest, taxes, depreciation and amortization for the years presented. Interest expense allocated to discontinued operations was $2,933, $3,223 and $3,095 for the year ended December 31, 1996, the year ended December 31, 1995, and the 11-month period ended December 31, 1994, respectively. Losses from discontinued operations included in the accompanying Consolidated Statements of Operations include immaterial amounts of income taxes (see Note 11).

The components of net assets of discontinued operations included in the Consolidated Balance Sheet at December 31, 1996, are as follows:

Accounts receivable, net                                $17,819
Inventories                                              16,660
Prepaid expenses and other                                  327
Property, plant and equipment, at cost, net              14,323
Other noncurrent assets                                   2,732
Accounts payable and accrued liabilities                (13,235)
Long-term obligations                                    (8,518)
Other long-term liabilities                                (653)
---------------------------------------------------------------
                                                        $29,455
===============================================================

ACQUISITION OF GENSET S.p.A. On January 31, 1997, the Company acquired all of the issued and outstanding capital stock of GenSet S.p.A., a leading manufacturer of engine-driven welders and generators in Italy. The acquisition was consummated pursuant to the terms of a Share Purchase Agreement dated January 17, 1997. The aggregate consideration paid was approximately $28,000 and was financed through bank facilities. The transaction will be accounted for as a purchase.

ACQUISITION OF DUXTECH PTY. LTD. On January 18, 1996, the Company acquired all of the issued and outstanding capital stock of Duxtech Pty. Ltd., an Australian holding company that operates CIGWELD, the leading manufacturer of welding products in Australia and New Zealand. The acquisition was consummated pursuant to the terms of a Share Sale Agreement dated November 18, 1995. The aggregate consideration paid was approximately $74,000 of which approximately $21,500 was the assumption of existing debt. The remaining balance was paid in cash which was financed through cash on hand and borrowing under the Company's existing credit agreement.

The operating results of CIGWELD have been included in the Consolidated Statements of Operations from February 1, 1996. The pro forma unaudited


                                               Thermadyne 1996 Annual Report 25

Notes to Consolidated Financial Statements (In thousands, except share data)0 results of operations for the 12 months ended December 31, 1996 and 1995, respectively, assuming consummation of the purchase as of the beginning of each period, are as follows:

                                  -----------------------------
                                    YEAR ENDED      YEAR ENDED
                                   DECEMBER 31,    DECEMBER 31,
===============================================================
                                       1996           1995
===============================================================
Net sales                         $   445,907    $   414,288
Loss from continuing operations       (63,573)      (131,900)
Net loss                              (64,271)      (160,852)
Per share amounts:
   From continuing operations           (5.89)        (12.97)
   Net loss                             (5.95)        (15.82)

Such pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of each period above.

The transaction was accounted for as a purchase. The excess of cost over fair value of net assets acquired is being amortized over a period of 40 years. The purchase price has been allocated to the underlying assets and liabilities based on fair values at the date of acquisition. A summary of the purchase price allocation is as follows:

Net working capital                                  $ 21,220
Excess of cost over fair value
   of net assets acquired                              31,002
Property, plant and equipment, at cost, net            29,083
Other long-term liabilities, net                       (7,294)
-------------------------------------------------------------
                                                     $ 74,011
=============================================================

SALE OF DISCONTINUED OPERATIONS   On April 26, 1996, the Company completed the
sale of substantially all of the assets of Coyne Cylinder Company ("Coyne"), and on June 27, 1996, the Company completed the sale of its Floor Maintenance business. Proceeds from these two transactions totaled $137,000 and consisted of $112,359 in cash and $24,641 in the assumption or elimination of certain liabilities. The Company realized a net gain of $8,480 on these two transactions, net of income taxes of $14,732.

The net proceeds were used to reduce debt. The net assets of the Coyne and Floor Maintenance operations were classified as a current asset on the Consolidated Balance Sheet at December 31, 1995, and their financial results were reported separately as discontinued operations in the Consolidated Statements of Operations.

Sales from the discontinued businesses totaled $77,059, $162,650 and $148,611 for the year ended December 31, 1996, the year ended December 31, 1995, and the 11-month period ended December 31, 1994, respectively. Certain expenses have been allocated to discontinued operations including interest expense, which was allocated on a ratio of earnings before interest, taxes, depreciation and amortization for the years presented. Interest expense allocated to discontinued operations was $4,697, $8,190 and $7,880 for the year ended December 31, 1996, the year ended December 31, 1995, and the 11 months ended December 31, 1994, respectively. Losses from discontinued operations included in the accompanying Consolidated Statements of Operations include immaterial amounts of income taxes (see Note 11).

The components of net assets of discontinued operations included in the Consolidated Balance Sheet at December 31, 1995, are as follows:

Accounts receivable, net                             $ 17,636
Inventories                                            28,248
Prepaid expenses and other                                494
Property, plant and equipment, at cost, net            29,076
Intangibles, at cost, net                              36,335
Other noncurrent assets                                 2,130
Accounts payable and accrued liabilities              (16,174)
Long-term obligations                                 (15,666)
Other long-term liabilities                            (9,250)
-------------------------------------------------------------
                                                     $ 72,829
=============================================================


26  Thermadyne 1996 Annual Report

Notes to Consolidated Financial Statements (In thousands, except share data)0


1993 RESTRUCTURING   In October and November of 1993, the Company negotiated a
comprehensive financial restructuring (the "Restructuring") with its principal creditor constituencies. The Restructuring was implemented through a "prepackaged" plan of reorganization (the "Plan"), as described in the Company's Exchange Offer and Disclosure Statement dated October 26, 1993. On December 2, 1993, the Company commenced a case in the United States Bankruptcy Court for the District of Delaware under Chapter 11 of Title 11 of the United States Bankruptcy Code. The Plan was confirmed on January 18, 1994, and became effective on February 1, 1994 (the "Effective Date"). The Company has accounted for the Restructuring using the principles of "Fresh-Start" accounting as required by the American Institute of Certified Public Accountants Statement of Position No. 90-7, entitled "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). Accordingly, financial statements for periods prior to February 1, 1994, are labeled "Predecessor Company" and are not comparable to financial statements after that date. Pursuant to the provisions of SOP 90-7, intangible assets are reduced as the Company recognizes tax benefits that existed at the date of the Restructuring (see Note 11).

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Thermadyne and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Certain amounts from prior years have been reclassified to conform to current year presentation.

Preparation of financial statements in conformity with generally accepted accounting principles requires certain estimates and assumptions be made that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

INVENTORIES Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method for domestic subsidiaries and the first-in, first-out ("FIFO") method for foreign subsidiaries. Inventories at foreign subsidiaries amounted to approximately $33,567 and $8,244 at December 31, 1996 and 1995, respectively.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is carried at cost and is depreciated using the straight-line method. The average estimated lives utilized in calculating depreciation are as follows: buildings and other structures - 25 years; and machinery and equipment - two to 10 years.

DEFERRED FINANCING COSTS The Company capitalizes loan origination fees and other costs incurred arranging long-term financing. These costs are amortized over the respective lives of the obligations using the effective interest method.

INTANGIBLES The excess of costs over the net tangible assets of businesses acquired consists of assembled work forces, customer Information regarding stock options is summarized as follows:and distributor relationships, patented and unpatented technology, and goodwill. In conjunction with the Restructuring, the Company's assets and liabilities were revalued as of the Effective Date. The assets were stated at their reorganization value which is defined as the fair value of the reorganized company (see Note 7). The portion of the reorganization value not attributable to specific assets was amortized over a three-year period. Identified intangible assets are amortized on a straight-line basis over the various estimated useful lives of such assets, which generally range from three to 25 years. Goodwill related to acquisitions subsequent to the Restructuring is amortized over 40 years.

INCOME TAXES The Company accounts for income taxes using the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable


                                              Thermadyne 1996 Annual Report  27

Notes to Consolidated Financial Statements (In thousands, except share data)0 to temporary differences between the carrying value of assets and liabilities for financial reporting purposes and their tax bases and carryforward items. The measurement of current and deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

REVENUE RECOGNITION Revenue from the sale of cutting and welding products is recognized upon shipment to the customer. Costs and related expenses to manufacture cutting and welding products are recorded as cost of sales when the related revenue is recognized.

NET LOSS PER SHARE Net loss per share is based on the weighted-average number of shares outstanding. Per share amounts for periods prior to the Restructuring are not meaningful and, therefore,not presented.

STOCK-BASED COMPENSATION The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant, and also through its Employee Stock Purchase Plan enables substantially all employees to purchase shares of common stock at a purchase price of 85% of the fair market value at specified dates. The Company accounts for these stock option grants in accordance with Accounting Principles Board Opinion No. 25 - "Accounting for Stock Issued to Employees" ("APB 25") and, accordingly, recognizes no compensation expense for the stock option grants.

STATEMENT OF CASH FLOWS For purposes of the statement of cash flows, Thermadyne considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturity of these investments.

The following table shows the interest and taxes paid during the periods presented in the accompanying Consolidated Statements of Cash Flows:

                       ------------------------------------
                                                  11 MONTHS
                       YEAR ENDED    YEAR ENDED       ENDED
                       DECEMBER 31, DECEMBER 31, DECEMBER 31,
                       ====================================
Interest               $   44,899   $   46,148   $   53,859
                       ====================================
Taxes                      11,409        8,527        2,081

FOREIGN CURRENCY TRANSLATION Local currencies have been designated as the functional currencies for all subsidiaries. Accordingly, assets and liabilities of foreign subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items of these subsidiaries are translated at average monthly rates of exchange. The resultant translation gains or losses are included in the component of shareholders' equity designated "Foreign currency translation." The Company's foreign operations are discussed in Note 13.

4. ACCOUNTS RECEIVABLE

The Company has entered into a trade accounts receivable securitization agreement whereby it will sell on an ongoing basis, through December 28, 1999, participation interests in up to $50,000 of designated accounts receivable. The amount of participation interests sold under this financing arrangement is subject to change based on the level of eligible receivables and restrictions on concentrations of receivables, and was approximately $22,629 and $32,623 at December 31, 1996 and 1995, respectively. The sold accounts receivable are reflected as a reduction of accounts receivable on the Consolidated Balance Sheets. Interest expense is incurred on participation interests at the rate of one-month LIBOR plus 50 basis points, per annum (approximately 6.1% at December 31, 1996). The fair value of accounts receivable approximates the carrying value.


28  Thermadyne 1996 Annual Report

Notes to Consolidated Financial Statements (In thousands, except share data)0


The FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred, and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the statement. The Company will apply the new rules prospectively to transactions beginning in the first quarter of 1997. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the financial statements.

5. INVENTORIES

The composition of inventories at December 31 is as follows:

========================================
                    1996         1995
========================================
Raw materials     $  14,128    $  11,244
Work-in-process      21,248       20,912
Finished goods       46,519       37,863
LIFO reserve         (2,353)      (3,238)
----------------------------------------
                  $  79,542    $  66,781
========================================



6. PROPERTY, PLANT AND EQUIPMENT

The composition of property, plant and equipment at December 31 is as follows:

=======================================================
                                   1996         1995
=======================================================
Land                             $  16,320    $   5,605
Building                            22,048       21,054
Machinery and equipment             59,749       49,832
Less: accumulated depreciation     (22,493)     (18,040)
-------------------------------------------------------
                                 $  75,624    $  58,451
=======================================================



Assets recorded under capitalized leases were $17,688 ($15,145 net of accumulated depreciation) and $18,879 ($15,941 net of accumulated depreciation) at December 31, 1996 and 1995, respectively.

7. INTANGIBLES

The composition of intangibles at December 31 is as follows:

=================================================================
                                    1996                   1995
=================================================================
Goodwill related to
  the Restructuring              $     --               $  318,559
Goodwill                             36,322                  4,288
Patented and
  unpatented technology              17,311                 17,099
Customer and
  distributor relationships          18,182                 18,339
Other                                 9,958                  7,663
------------------------------------------------------------------
                                     81,773                365,948
Less: accumulated amortization      (19,128)              (217,720)
------------------------------------------------------------------
                                 $   62,645             $  148,228
=================================================================

Prior to 1995, the Company assessed the recoverability of its identifiable intangible assets primarily based on its current and anticipated future undiscounted cash flows, which included disbursements for interest expense. In the fourth quarter of 1995, the Company early adopted Financial Accounting Standards Board Statement No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("FASB 121") and consequently revalued amounts capitalized for customer and distributor relationships and for patented and unpatented technology given recent fundamental changes in its core businesses. Based on this revaluation, the Company determined that assets with a carrying amount of $67,923 were impaired and wrote them down by $32,972 to their estimated fair value. Fair value was based on the estimated future cash flows to be generated by these assets, discounted at a market rate of interest. The writedown is included in the amortization of other intangibles line item on the Consolidated Statements of Operations.


                                              Thermadyne 1996 Annual Report  29

Notes to Consolidated Financial Statements (In thousands, except share data)0


8. LONG-TERM OBLIGATIONS

The composition of long-term obligations at December 31 is as follows:

===================================================================
                                               1996        1995
===================================================================
Domestic credit agreement                  $  101,000    $  151,386
Australian credit agreement                    22,666          --
Senior notes, due May 1, 2002,
  10.25% interest payable
  semiannually on May 1
  and November 1                               99,288        99,288
Subordinated notes,
  due November 1, 2003,
  10.75% interest payable
  semiannually on May 1
  and November 1                              179,321       179,321
Capital leases                                 17,405        16,858
Other                                           1,660         9,658
-------------------------------------------------------------------

                                              421,340       456,511
 Less: current maturities                      (4,205)      (17,663)
-------------------------------------------------------------------
                                           $  417,135    $  438,848
===================================================================



At December 31, 1996, the schedule of principal payments on long-term debt, excluding capital lease obligations, is as follows:

1997                         $   3,932
--------------------------------------
1998                             2,409
--------------------------------------
1999                             3,206
--------------------------------------
2000                            14,740
--------------------------------------
2001                           101,025
--------------------------------------
Thereafter                     278,623
--------------------------------------


On June 25, 1996, the Company amended and restated its domestic credit agreement (the "Domestic Facility") to a $250,000 revolving credit and letters of credit facility with a consortium of 22 banks. The term is five years, and the banks' commitment reduces by $25,000 at the end of year three and by an additional $75,000 at the end of year four. At the Company's option, interest accrues at (i) the prime rate plus an applicable margin in the range of 0.5% to 1.25%, or (ii) LIBOR plus an applicable margin in the range of 1.5% to 2.25%. The applicable margin percentage is dependent upon the Company meeting certain financial conditions. At December 31, 1996, the prime rate was 8.25%. The facility contains financial covenants which, among other things, require the Company to maintain certain financial ratios and restrict the Company's ability to incur indebtedness, make capital expenditures and pay dividends. The facility is secured by the capital stock, personal and real property of the Company and a significant portion of its subsidiaries' capital stock and personal and real property. At December 31, 1996, the Company had $10,349 of standby letters of credit outstanding under its Domestic Facility. Unused borrowing capacity under the Domestic Facility was $138,651.

Prior to June 25, 1996, the credit agreement consisted of a (i) $100,000 five-year term loan (the "Term A Loan"), (ii) $100,000 seven-year term loan (the "Term B Loan") and (iii) $115,000 six-year revolving credit and letters of credit facility. Borrowings under the credit agreement bore interest, at the option of the Company, at (a) prime plus 1.5% for the Term A Loan and the revolving credit facility, and 1.75% for the Term B Loan, or (b) the Eurodollar Rate (as defined) plus 2.75% for the Term A Loan and the revolving credit facility, and 3.0% for the Term B Loan.

The Australian credit agreement (the "Australian Facility") is denominated in Australian dollars ("A$") and expires on December 31, 2000. The Australian Facility consists of an A$15,000 term commitment and an A$22,000 revolving credit commitment. The Australian Facility bears interest at the Bank Bill Rate (as defined) plus a margin of 1.5% for the term commitment and 0.75% for the revolving credit commitment. At December 31, 1996, the Bank Bill Rate (as defined) was 6.07%. Interest payment dates vary depending on the funding period selected by the Company. Total mandatory principal reductions under


30  Thermadyne 1996 Annual Report

Notes to Consolidated Financial Statements (In thousands, except share data)0 the term commitment for the remainder of its term are as follows: 1997 - A$3,000; 1998 - A$3,000; 1999 - A$4,000; and 2000 - A$4,000. The facility requires the Company's Australian subsidiary to comply with various financial covenants. The facility is secured by personal and real property of the Company's Australian subsidiary. At December 31, 1996, the Company had A$4,000 of letters of credit outstanding under the Australian Facility. Unused borrowing capacity under the Australian Facility was A$3,500.

The indentures governing the senior notes and the subordinated notes restrict, subject to certain exceptions, the Company and its subsidiaries from incurring additional debt, paying dividends or making other distributions on or redeeming or repurchasing capital stock, making investments, loans or advances, disposing of assets, creating liens on assets and engaging in transactions with affiliates.

The estimated fair value amounts of the Company's long-term obligations have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop the estimates of fair value; thus, the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The fair value of the senior notes and the subordinated notes was based on the most recent market information available, and is estimated to be 105% of their current carrying values at December 31, 1996, or $104,252 and $188,287, respectively. The fair values of the credit agreement and the Company's other long-term obligations are estimated at their current carrying values since these obligations are fully secured and have varying interest charges based on current market rates.

9. STOCK OPTIONS

The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock- Based Compensation" ("FASB 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by FASB 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995, respectively: risk-free interest rates of 5.5% and 6.4%; a dividend yield of 0.0% and 0.0%; volatility factors of the expected market price of the Company's common stock of .39 and .42; and a weighted-average expected life of the options of six years and six years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


                                              Thermadyne 1996 Annual Report  31

Notes to Consolidated Financial Statements (In thousands, except share data)0


For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

------------------------------------------------------------
                                  YEAR ENDED     YEAR ENDED
                                  DECEMBER 31,   DECEMBER 31,
===========================================================
                                     1996           1995
===========================================================
Pro forma net loss               $   (64,574)   $  (161,588)
Pro forma net loss per share           (5.98)        (15.89)

Because FASB 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

The Company has three option plans for the grant of options to its employees and directors. The 1993 Management Option Plan (the "1993 Management Plan") provides for the grant of options to acquire up to 1,428,570 shares of common stock to key officers and employees of the Company or its affiliates. Grants under the 1993 Management Plan are exercisable in installments ranging from immediately on the date of grant to not later than five years from the date of grant. The Non-Employee Directors Plan (the "1995 Directors Plan") provides for the grant of options to acquire up to 50,000 shares of common stock to non-employee directors of the Company. Grants under the 1995 Directors Plan vest immediately on the date of grant. The 1996 Employee Stock Option Plan (the "1996 Employee Plan") initially provided for the grant of options to acquire up to 300,000 shares of common stock to employees of the Company. This plan was amended in 1996, subject to shareholder approval, to provide for the grant of options to acquire up to an additional 500,000 shares of common stock. Grants under the 1996 Employee Plan vest ratably over five years. All options granted under the three plans described above are nonqualified stock options granted at 100% of the fair market value on the grant dates.

Information regarding stock options is summarized as follows:

                                     --------------------------------------------------------------------------------
                                                        1996        1995            1994
                                                   WEIGHTED-   WEIGHTED-       WEIGHTED-
                                                     AVERAGE     AVERAGE         AVERAGE
                                        1996        EXERCISE        1995        EXERCISE           1994     EXERCISE
                                     OPTIONS           PRICE     OPTIONS           PRICE        OPTIONS        PRICE
=====================================================================================================================
Outstanding - beginning of year       913,000    $     12.30     1,275,142    $     12.00          --     $      --
Granted                               340,000          17.85       203,000          13.39     1,275,142         12.00
Exercised                            (169,054)         12.01      (452,840)         12.00          --            --
Forfeited                            (120,891)         12.62      (112,302)         12.10          --            --

---------------------------------------------------------------------------------------------------------------------
Outstanding - end of year             963,055    $     14.27       913,000    $     12.30     1,275,142   $     12.00
=====================================================================================================================

Exercisable at end of year:
  1993 Management Plan                359,329                      262,666                      514,285
  1995 Directors Plan                  24,000                        --                            --
  1996 Employee Plan                     --                          --                            --
Reserved for future grants:
  1993 Management Plan                 70,621                       82,730                      153,428
  1995 Directors Plan                  26,000                       30,000                         --
  1996 Employee Plan                   97,000                      300,000                         --
Weighted-average fair
  value of options granted
  during the year                 $      8.49                  $      6.88


32  Thermadyne 1996 Annual Report

Notes to Consolidated Financial Statements (In thousands, except share data)0



10. LEASES

Future minimum lease payments related to continuing operations under leases with initial or remaining noncancelable lease terms in excess of one year at December 31, 1996, are as follows:

                                      ---------------------
                                        CAPITAL   OPERATING
                                        LEASES      LEASES
===========================================================
1997                                  $  3,232    $  7,131
1998                                     3,527       6,863
1999                                     3,639       6,215
2000                                     3,627       5,383
2001                                     3,618       4,378
Thereafter                              51,510      31,073
-----------------------------------------------------------
Total minimum lease payments            69,153
Less: amount representing interest     (51,748)
-----------------------------------------------------------
Present value of net minimum
  lease payments, including
  current obligations of $273         $ 17,405
===========================================================

Rent expense under operating leases from continuing operations amounted to $7,562, $6,559 and $6,099 for the year ended December 31, 1996, the year ended December 31, 1995, and the 11 months ended December 31, 1994, respectively.

11. INCOME TAXES

Pretax income (losses) from continuing operations were taxed under the following jurisdictions:

                                      --------------------------------------
                                                                    11 MONTHS
                                       YEAR ENDED    YEAR ENDED         ENDED
                                      DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
============================================================================
                                         1996          1995          1994
============================================================================
Domestic                              $  (69,694)   $ (123,954)   $  (78,596)
Foreign                                    6,221           624        (2,209)
----------------------------------------------------------------------------
   Loss before
     income taxes                     $  (63,473)   $ (123,330)   $  (80,805)
============================================================================

The provision (benefit) for income taxes charged to continuing operations is as follows:

                                  --------------------------------------
                                                               11 MONTHS
                                  YEAR ENDED    YEAR ENDED         ENDED
                                 DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
=========================================================================
                                    1996          1995          1994
=========================================================================
Current:
   Federal                       $   8,091    $   6,010      $   --
   Foreign                           1,785        1,147         2,669
   State and local                   1,050        1,361         1,618
-------------------------------------------------------------------------
      Total current                 10,926        8,518         4,287
-------------------------------------------------------------------------
Deferred                           (11,460)        --            --
-------------------------------------------------------------------------
                                 $    (534)   $   8,518      $  4,287
=========================================================================

The composition of deferred tax assets and liabilities attributable to continuing operations at December 31 is as follows:

=========================================================
                                      1996         1995
=========================================================
Deferred tax assets:
   Post-employment benefits         $   8,915   $   7,304
   Accrued liabilities                  5,054       3,099
   Intangibles                          6,025       3,386
   Other                                  476         588
   Net operating loss
   carryforwards                       31,504      56,218
---------------------------------------------------------
   Total deferred tax assets           51,974      70,595
   Valuation allowance for
   deferred tax assets                (24,474)    (68,504)
---------------------------------------------------------
         Net deferred tax assets       27,500       2,091
---------------------------------------------------------
Deferred tax liabilities:
   Inventories                          4,923        --
   Other                                 --         1,222
   Property, plant and equipment          695         869
---------------------------------------------------------
   Total deferred tax liabilities       5,618       2,091
---------------------------------------------------------
   Net deferred tax asset           $  21,882   $    --
=========================================================

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to


                                              Thermadyne 1996 Annual Report  33

Notes to Consolidated Financial Statements (In thousands, except share data)0 pretax income from continuing operations as a result of the following differences:

                                  --------------------------------------
                                                               11 MONTHS
                                  YEAR ENDED    YEAR ENDED         ENDED
                                 DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
=========================================================================
                                    1996          1995          1994
=========================================================================
Tax at U.S.
  statutory rates                $ (22,216)   $ (43,166)   $ (28,282)
Nondeductible
  goodwill amortiza-
  tion and other non-
  deductible expenses               28,877       37,500       26,929
Change in valuation
  allowance and other                6,318       12,370        1,146
Foreign tax rate differ-
  ences and recogni-
  tion of foreign tax
  loss benefits                       (393)         929        3,442
State income taxes, net
  of federal tax benefit               683          885        1,052
Initial recognition of
  net deferred tax asset           (13,803)        --           --
-------------------------------------------------------------------------
                                 $    (534)   $   8,518    $   4,287
=========================================================================

In the fourth quarter, the Company re-evaluated the realizability of the net deferred tax asset. As a result, a net deferred tax asset of approximately $22,000 was recorded on December 31, 1996. Of the total amount recorded, approximately $8,000 was reported as an adjustment to the carrying value of goodwill and other intangible assets. The balance is reported as a reduction to income tax expense. A portion of the net adjustment for deferred taxes has been allocated to discontinued operations. The valuation allowance recorded at December 31, 1996, relates to net operating loss carryforwards existing on the Effective Date.

At December 31, 1996, the Company had net operating loss carryforwards of approximately $132,000 for income tax purposes (approximately $42,000 of which are attributable to discontinued operations) that begin to expire in the year 2000. The consummation of the Restructuring resulted in an ownership change under Section 382 of the Internal Revenue Code. As a result, the Company's utilization of these losses to offset future taxable income is limited to approximately $7,000 per year. Pursuant to the requirements of SOP 90-7, to the extent net operating losses that existed on the Effective Date are recognized, the resulting tax benefit will reduce the carrying value of intangible assets recorded in connection with the Restructuring until exhausted and thereafter be reported as a direct addition to paid-in capital. Dependent upon the manner of disposition of the discontinued operations, the gross amount of net operating loss carryforwards could be significantly impacted.

The Company's foreign subsidiaries have undistributed earnings at December 31, 1996. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U. S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

12. EMPLOYEE BENEFIT PLANS

401(K) RETIREMENT PLAN The 401(k) Retirement Plan covers the majority of the Company's domestic employees. The Company, at its discretion, can make a base contribution of 1% of each employee's compensation and an additional contribution equal to as much as 4% of the employee's compensation. At the employee's discretion, an additional 1% to 15% voluntary employee contribution can be made. The plan requires the Company to make a matching contribution of 50% of the first 6% of the voluntary employee contribution. Total expense for this plan related to continuing operations was approximately $2,585, $1,897 and $1,567 for the year ended December 31, 1996, the year ended December 31, 1995, and the 11 months ended December 31, 1994, respectively.


34  Thermadyne 1996 Annual Report

Notes to Consolidated Financial Statements (In thousands, except share data)


EMPLOYEE STOCK PURCHASE PLAN The Employee Stock Purchase Plan enables substantially all employees of the Company to purchase shares of common stock at a purchase price of 85% of the fair market value at specified dates. For the plan year ended October 31, 1996, 1,090 employee participants purchased 145,584 shares at an aggregate purchase price of $2,119. In the initial plan year ended October 31, 1995, 1,502 employee participants purchased 252,925 shares at an aggregate purchase price of $2,327. A maximum of 1,000,000 shares is authorized for purchase under the plan.

OTHER POSTRETIREMENT BENEFITS The Company has several retirement plans covering both salaried and nonsalaried retired employees, which provide postretirement health care benefits (medical and dental) and life insurance benefits. The postretirement health care plan is contributory, with retiree contributions adjusted annually as determined by the Company based on claim costs. The postretirement life insurance plan is noncontributory. The Company recognizes the cost of postretirement benefits on the accrual basis as employees render service to earn the benefit. The Company continues to fund the cost of health care and life insurance benefits in the year incurred.

The postretirement benefit plans' combined benefit obligations related to continuing operations at December 31 are as follows:

==========================================================
                                        1996        1995
==========================================================
Accumulated postretirement
  benefit obligations:
   Retirees and surviving
    beneficiaries                    $   5,156   $   1,891
   Active employees eligible
    to retire                            1,420       1,293
   Active employees not
    yet eligible to retire               9,411       9,746
   Unrecognized gain                     6,237       3,599
   Unrecognized prior service cost          64         434
----------------------------------------------------------
   Unfunded accumulated
    postretirement benefit
    obligation and accrued
    postretirement benefit cost      $  22,288   $  16,963
==========================================================

Net periodic postretirement benefit cost from continuing operations included the following components:

                              --------------------------------------
                                                            11 MONTHS
                               YEAR ENDED    YEAR ENDED         ENDED
                              DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
======================================================================
                                1996          1995          1994
======================================================================
Service cost-benefits
  attributed to service
  during the period            $   1,365    $   1,161    $     853
Interest cost on
  accumulated post-
  retirement benefit
  obligation                       1,564        1,094          896
Loss (gain) from past
  experience different
  from that assumed
  and changes in
  assumptions                       (198)        (131)         298
----------------------------------------------------------------------
Net periodic
  postretirement
  benefit cost                 $   2,731    $   2,124    $   2,047
======================================================================

In addition, for actuarial measurement purposes, the following assumptions and methods were used: annual discount rate of 7% (7% at January 1, 1996), medical claim cost trends with annual increases starting at 10.5% in 1995 and decreasing incrementally to 6% in 2010 and thereafter. The medical cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the medical cost trend rate by 1% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by approximately $2,374 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1996, by approximately $626. The Company uses the amortization method for recording gains or losses resulting from past experience different from that assumed and changes in assumptions.

PENSION PLANS The Company's subsidiaries have had various noncontributory defined benefit pension plans which covered substantially all U.S. employees. The Company froze its three noncontributory defined benefit pension plans through amendments to such plans effective December 31, 1989. All former


                                              Thermadyne 1996 Annual Report  35

Notes to Consolidated Financial Statements (In thousands, except share data)0 participants of these plans became eligible to participate in the 401(k) Retirement Plan effective January 1, 1990. The following table sets forth the funded status of the defined benefit plans and the amounts recognized in the Company's consolidated financial statements: Actuarial present value of benefit obligations at December 31:

==================================================================
                                               1996         1995
==================================================================
Vested benefit obligation                   $  13,476    $  13,578
Accumulated benefit obligation                 13,975       14,066
Projected benefit obligation                   13,975       14,066
Plan assets at fair value                      11,667        9,765
------------------------------------------------------------------
 Projected benefit obligation
   in excess of plan assets                    (2,308)      (4,301)
Unrecognized net loss                             358        1,153
Unrecognized prior service cost                   145          168
Unrecognized net obligation at transition           5            8
Adjustment required to
 recognize minimum liability                     (508)      (1,329)
------------------------------------------------------------------
   Accrued pension cost                     $  (2,308)   $  (4,301)
==================================================================


Pension cost related to the defined benefit plans included the following components:

                              --------------------------------------
                                                            11 MONTHS
                               YEAR ENDED    YEAR ENDED         ENDED
                              DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
======================================================================
                                1996          1995          1994
======================================================================
Service cost-
  benefits earned
  during the period              $    --      $    --      $    --
Interest cost on
  projected benefit
  obligation                           930          930          821
Actual return on
  plan assets                       (1,135)      (1,025)         195
Net amortization
  and deferral                         369          313         (891)
----------------------------------------------------------------------
Net pension expense              $     164    $     218    $     125
======================================================================

The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligations ranged from 7% to 8%. The assumed rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was 0%. The expected long-term rate of return on assets ranged from 7% to 8%. Plan assets consist principally of marketable equity securities and restricted and unrestricted debt securities. The Company's funding policy is to contribute annually an amount equal to meet the minimum funding standards of the Employee Retirement Income Security Act of 1974 as determined by the plans' actuary.

13. FOREIGN OPERATIONS

The Company's continuing operations are primarily in the United States, Australia/Asia, Canada and Europe. Sales among geographic areas have been eliminated in consolidation. Financial data by geographic area is as follows:


                              --------------------------------------
                                                            11 MONTHS
                               YEAR ENDED    YEAR ENDED         ENDED
                              DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
======================================================================
                                1996          1995          1994
======================================================================

Net sales:
 United States                    $ 293,549    $ 273,106    $ 224,110
 Australia/Asia                     105,337        4,989        3,597
 Other foreign
   operations                        40,858       38,683       30,402
---------------------------------------------------------------------
                                  $ 439,744    $ 316,778    $ 258,109
======================================================================



Sales from United
 States to foreign
 operations                       $  30,932    $  22,518    $  18,381
======================================================================

Export sales from
 United States                    $  25,402    $  23,782    $  18,261
======================================================================



Operating income
 (loss):
  United States                   $ (22,899)   $ (80,103)   $ (39,930)
  Australia/Asia                      5,689          143         (182)
  Other foreign
    operations                        3,071        2,656          450
---------------------------------------------------------------------
                                  $ (14,139)   $ (77,304)   $ (39,662)
======================================================================

Identifiable assets:
  United States                   $ 189,153    $ 280,146    $ 565,636
  Australia/Asia                    113,588        4,314        4,446
  Other foreign
   operations                        21,209       59,077       57,717
  Discontinued
   operations                        29,455       72,829         --
---------------------------------------------------------------------
                                  $ 353,405    $ 416,366    $ 627,799
======================================================================





36  Thermadyne 1996 Annual Report

Notes to Consolidated Financial Statements (In thousands, except share data)


14. CONTINGENCIES

Thermadyne and certain of its wholly owned subsidiaries are defendants in various legal actions, primarily in the products liability area. While there is uncertainty relating to any litigation, management is of the opinion that the outcome of such litigation will not have a material adverse effect on the Company's financial condition or results of operations. The Company is party to an agreement with a financial institution to sell at face value up to a total of $25,000 of its long-term receivables. The product line that generated these long-term receivables has been divested, and consequently, no further sales will occur. Under the terms of this agreement, the Company is liable for a total of 20% of the aggregate receivables sold and this liability approximates $4,000. The Company has further retained collection and administrative responsibilities on behalf of the financial institution. The Company has a secured interest in the inventory sold under these long-term receivables. The secured interest related to long-term receivables sold has been assigned to the financial institution. During 1996, the Company sold approximately $1,900 of such receivables and has approximately $7,000 outstanding as of December 31, 1996. Management believes the allowance for doubtful accounts at December 31, 1996, will be adequate for all uncollectible receivables.

15. SUPPLEMENTARY UNAUDITED QUARTERLY DATA


                                       -----------------------------------------------------------------
                                           FIRST      SECOND        THIRD       FOURTH
                                         QUARTER     QUARTER      QUARTER      QUARTER          TOTAL
========================================================================================================
(FROM CONTINUING OPERATIONS) (IN THOUSANDS, EXCEPT PER SHARE DATA)
========================================================================================================
Year ended December 31, 1996:
   Net sales                           $ 102,233    $ 116,120    $ 110,820    $ 110,571       $ 439,744
   Operating loss                         (5,278)      (1,867)        (599)      (6,395)        (14,139)
   Loss from continuing operations       (20,667)     (20,657)     (17,152)      (4,463)        (62,939)
   Net loss                              (21,867)     (16,386)     (19,616)      (5,768)(1)     (63,637)
   Per share amounts:(2)
     Loss from continuing operations       (1.93)       (1.92)       (1.59)       (0.41)          (5.85)
     Net loss                              (2.04)       (1.53)       (1.82)       (0.53)          (5.92)
Year ended December 31, 1995:
   Net sales                           $  80,785    $  81,480    $  77,881    $  76,632       $ 316,778
   Operating loss                        (11,272)      (8,576)      (9,689)     (47,767)(3)     (77,304)
   Loss from continuing operations       (25,370)     (20,938)     (21,457)     (64,083)       (131,848)
   Net loss                              (33,710)     (26,893)     (28,554)     (71,643)       (160,800)
   Per share amounts:(2)
     Loss from continuing operations       (2.54)       (2.09)       (2.14)       (6.03)         (12.80)
     Net loss                              (3.37)       (2.69)       (2.84)       (6.75)         (15.65)


(1)  Reflects recognition of net deferred tax asset (see Note 11).
(2) The summation of quarterly per share amounts does not equal the annual per share amount due to the effect of stock issuances in the third and fourth quarters of 1995 and the fourth quarter of 1996 on the weighted-average share calculations.
(3) Includes $33.0 million related to the writedown of intangible assets in accordance with FASB 121.



                                              Thermadyne 1996 Annual Report  37

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Thermadyne Holdings Corporation

We have audited the accompanying consolidated balance sheets of Thermadyne Holdings Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1996 and 1995, the 11-month period ended December 31, 1994, and the one-month period ended January 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thermadyne Holdings Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of its operations and cash flows for the years ended December 31, 1996 and 1995, the 11-month period ended December 31, 1994, and the one-month period ended January 31, 1994, in conformity with generally accepted accounting principles.





                                                      /s/ ERNST & YOUNG LLP


Dallas, Texas
February 7, 1997




38  Thermadyne 1996 Annual Report

BOARD OF DIRECTORS

RANDALL E. CURRAN
Chairman of the Board, President
and Chief Executive Officer
of Thermadyne Holdings Corporation
and Thermadyne Industries, Inc.

JAMES H. TATE
Senior Vice President and
Chief Financial Officer
of Thermadyne Holdings Corporation

RICHARD L. BERGER
Private Investor and Consultant

FLETCHER L. BYROM
President and Chief Executive Officer
of Micasu Corporation

HENRY L. DRUKER
Managing Director of the
Investment Firm of Questor
Management Company

TALTON R. EMBRY
Managing Director and
Chief Investment Officer
of Magten Asset Management Corp.

CHARLES F. MORAN
Retired Senior Vice President, Administration of Sears Roebuck and Company

OFFICERS

RANDALL E. CURRAN

JAMES H. TATE

STEPHANIE N. JOSEPHSON
Vice President, General Counsel
and Corporate Secretary

THOMAS C. DRURY
Vice President, Human Resources

ROBERT D. MADDOX
Vice President and Corporate Controller





                                              Thermadyne 1996 Annual Report  39

Shareholder Information


CORPORATE HEADQUARTERS
101 South Hanley Road
Suite 300
St. Louis, Missouri  63105
(314) 721-5573

ANNUAL MEETING
The annual meeting of shareholders
will be held at 10:00 a.m.,
Thursday, April 24, 1997,
at the Saint Louis Club,
7701 Forsyth Blvd.,
St. Louis, Missouri 63105

LEGAL COUNSEL
Weil, Gotshal & Manges LLP
Dallas, Texas

TRANSFER AGENT AND REGISTRAR
Bank of Boston
Boston, Massachusetts

INDEPENDENT AUDITORS
Ernst & Young LLP
Dallas, Texas

STOCK LISTING
The Company's common stock trades
on the Nasdaq National Market tier
of  The Nasdaq Stock Market (SM) under
the symbol: TDHC

INVESTOR RELATIONS
Inquiries and requests regarding
the Annual Report, Form 10-K or
other materials should be directed to:

James H. Tate
Senior Vice President and
Chief Financial Officer

101 South Hanley Road
Suite 300
St. Louis, Missouri  63105

For current financial information, visit Thermadyne's
Internet website at: www.thermadyne.com



40  Thermadyne 1996 Annual Report